Exhibit 99.1

COVID-19 Aplication of state of emergency in Cementos Pacasmayo and Subsidiaries

Dear all:

According to the provision announced by the Central Government through D.S. 044-2020 – PCM, from today, we suspend our activities in all Headquarters of Cementos Pacasmayo S.A.A. and Subsidiaries. This temporary suspension will last the following 15 calendar days.

We call on those who can continue their activities and tasks remotely to continue doing so, in coordination with their direct supervisor. Likewise, we thank in advance those collaborators who must attend emergency situations in any of our facilities, for which they will be contacted previously by their direct supervisor.

We reiterate our commitment to the safety, health and well-being of our collaborators, and for this reason we call on them to remain calm and to faithfully follow the provisions issued by the Government, as well as the recommendations that it may issue forward to deal with the situation of Covid-19.

If you have any questions on the matter, you can turn to your direct supervisor, as well as any responsible for Human Management at their headquarters, who will be at your disposal to serve you.

It is time to be United, in order to overcome the current situation.